Mail Stop 3561

      October 4, 2005

James Wall
Chief Financial Officer
Core-Mark Holding Company, Inc.
395 Oyster Point Boulevard, Suite 415
South San Francisco, California 94080

	Re: 	Core-Mark Holding Company, Inc.
Registration Statement on Form 10
      Filed September 6, 2005
		File No. 0-51515

Dear Mr. Wall:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Business, page 16
1. Please provide support for your statements of leadership throughout this section. As examples, we note:

* Your statement that "Core-Mark is one of the largest wholesale distributors to the convenience store industry in North America .
..
..," page 16; and

* Your belief that "Core-Mark is one of the largest wholesale distributors to convenience stores in Canada . . .," page 18. Also, please provide us with the sources of the statistical information upon which you rely. We note you specifically reference the 2005 NACS State of the Industry Report. Please mark your support or provide page references in your response to the sections you rely upon for each specific statement. To the extent you are unable to provide support, please delete the qualitative and comparative statements. Revise throughout your prospectus as necessary. Tell us whether the information you cite from the 2005 NACS State of the Industry Report is publicly available. If not, you should obtain appropriate consent to cite this report in your filing.
2. We note that you identify "some of [y]our largest customers. Please advise us whether these are your top ten customers. If not, please advise us of and explain in the registration statement the basis for identifying these customers.

We rely on revenue from manufacturer discounts . . ., page 8
3. Please quantify the amount and percentage of revenues that are attributable to allowances, discounts, volume rebates and other merchandising incentives.

Available Information, page 30
4. We note that you reference the old address of the Securities
and
Exchange Commission.  Please revise to include our new address at
100
F Street, NE (Washington, D.C. 20549).

Management`s Discussion and Analysis of Financial Condition and Results of Operations, page 33
5. Please note that Item 303(a)(3)(ii) of Regulation S-K requires, as applicable, a discussion of any known trends or uncertainties that may materially affect your business or operations. Please expand this section to discuss in reasonable detail any known material trends and uncertainties that will have or are reasonably likely to have a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. Please discuss whether you expect cigarette sales margins to decline, and discuss whether you anticipate changing the focus of your product mix. Also, provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. For example, we note that you have provided guidance in a press release dated September 6, 2005 that you expect net sales of $4.6 billion for 2005. Please disclose whether that is your current expectation for 2005 net sales. In addition, discuss in reasonable detail:
* the economic or industry-wide factors relevant to your company, and
* the material opportunities, challenges and risks in short and long term and the actions you are taking to address them.
Please refer to SEC Release No. 33-8350.

Security Ownership of Certain Beneficial Owners and Management,
page
57
6. Please identify the individuals who have voting or investment control over the shares held by the nonpublic entities named in the table. See Interpretation I.60 of Telephone Interpretation Manual (July 1997) and Interpretation 4S of Regulation S-K section of March
1999 Supplement to Manual.

Item 14.  Changes in and Disagreements with Accountants on
Accounting
and Financial Disclosure, page 89
7. Please revise to state whether your former auditors resigned, declined to stand for re-election or were dismissed. Refer to Item
304 of Regulation S-K.

Notes to the December 31, 2004 Financial Statements, page F-8

3. Fresh-Start Accounting, page F-21
8. Please amend your filing to incorporate the significant matters and assumptions relating to the determination of your reorganization value, such as the discount rates used, tax rates, the number of years of cash flow projections used and the method of determining the terminal value. See AICPA SOP No. 90-7.

5. Other Balance Sheet Accounts Detail, page F-24
9. Please expand your disclosure to clarify how you concluded that all of the CMI goodwill was impaired as of the date of the bankruptcy. In this regard, the Fleming acquisition of CMI occurred on June 17, 2002, and 100% of the goodwill was impaired less than a year later on April 1, 2003. We note the bankruptcy filing was deemed an event that triggered impairment testing.

16. Employee Benefit Plans, page F-37

Savings Plans, page F-42
10. Please revise your filing to include the dollar amount of the matching contribution that was made in early 2005.
Notes to the June 30, 2004 Financial Statements, page F-49

7. Earnings Per Share
11. Please explain to us how you determined the amounts of dilutive common equivalent shares used in the June 30, 2005 diluted net income per share calculation, citing all applicable accounting literature.

Exhibits
12. We note that you will file exhibits in a subsequent amendment. Please give us enough time to review these exhibits before requesting effectiveness. Also, note that we may have further comments after reviewing these exhibits.

* * * * *

      As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Robert Babula at (202) 551-3339 or Donna DiSilvio, Senior Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Howard Baik at (202) 551-3317, Ellie Quarles, Special Counsel, at (202) 551-3238, or me at (202) 551-3750
with any other questions.

      							Sincerely,



								H. Christopher Owings
								Assistant Director


cc:	Richard Millard, Esq.
	Fax:  (650) 802-3100



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James Wall
Core-Mark Holding Company, Inc.
October 4, 2005
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